Exhibit 1.01

Conflict Minerals Report of BK Technologies Corporation
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of BK Technologies Corporation for calendar year 2020 (this “Report” or “CMR”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-677161 for definitions to the terms used in this Report, unless otherwise defined herein. The date of filing of this Report is May 26, 2021.

References in this Report to the “Company,” “we,” “our,” or “us” mean BK Technologies Corporation, together with its subsidiaries, except where the context otherwise requires.

Applicability of the Conflict Minerals Rule to Our Company

As a company engaged in the manufacture of land mobile radio communications equipment, our products utilize certain electronic components that potentially contain conflict minerals. A review of the products was completed for 2020. It was determined that potential conflict minerals could feasibly be found within, or as part of, the production process of our products.

We are many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in Form SD and this CMR included as an exhibit to Form SD, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.

While BK Technologies Corporation takes its conflict minerals compliance very seriously, as a company engaged in the manufacture of land mobile radio communications equipment, related components and subsystems, BK Technologies Corporation is several levels removed from the actual mining of any potential conflict minerals that may be contained in its final products. Furthermore, BK Technologies Corporation does not purchase raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. Thus, BK Technologies Corporation cannot determine the origin of any potential conflict minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners in BK Technologies Corporation’s supply chain -- who BK Technologies Corporation typically does not know due to being so far removed from them in the supply chain -- are in the best position to know the origin of the ores.

___________
1 Final Rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.

Our Conflict Minerals Policy

BK Technologies Corporation fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Covered Countries”). As used herein and in the Conflict Minerals Policy, “conflict minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as compliance with the requirements of the Conflict Minerals Rule. BK Technologies Corporation has implemented procedures designed to identify the potential conflict minerals which are necessary to the functionality or production of a product manufactured by BK Technologies Corporation or for BK Technologies Corporation by a contract manufacturer and determining the country of origin of any potential conflict material. Furthermore, we embrace the Electronic Industry Citizenship Coalition’s (“EICC”) due diligence and reporting processes that seek to ensure supply chain transparency.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of conflict minerals.

The Conflict Minerals Policy includes our expectations that our suppliers:

1.
Assist us in complying with the Conflict Minerals Rule, by declaring any components, parts and products that contain conflict minerals and further providing associated country of and other origin information;

2.
Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the conflict minerals in the components, parts and products that we purchase from them are conflict free;

3.
Source conflict minerals from ethically and socially responsible sources that do not directly or indirectly contribute to conflict, including sources that do not directly or indirectly benefit or finance armed groups in the DRC or its adjoining countries; and

4.
Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Conflict Minerals Policy indicates that suppliers will be reviewed and evaluated accordingly for future business and sourcing decisions. In addition, our suppliers are expected to comply with our code of business conduct and ethics.

Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (RCOI) required by the Conflict Minerals Rule, BK Technologies Corporation utilized the same process and procedures established for our due diligence. We designed our due diligence measures relating to conflict minerals to conform with, in all material respects, guidance established by the EICC for responsible sourcing of minerals, and on the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

As a result of BK Technologies Corporation’s RCOI and ongoing due diligence (as described below), BK Technologies Corporation does not have sufficient information to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, BK Technologies Corporation’s products produced in calendar year 2020 are “DRC Conflict Undeterminable.” As a result, we have filed this Report.

Due Diligence

In accordance with Rule 13p-1, BK Technologies Corporation undertook due diligence reasonably designed to (i) identify whether there are any conflict minerals necessary to the functionality or production of products manufactured by BK Technologies Corporation or contracted by BK Technologies Corporation to be manufactured, and if so (ii) determine whether any of the minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources. BK Technologies Corporation designed its due diligence based on guidance issued by the Conflict Free Sourcing Initiative (CFSI) established by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (“GeSI”) (“EICC-GeSI Guidance”), and on the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas (“OECD Guidance”).

BK Technologies Corporation has taken the following measures to exercise due diligence on the source and chain of custody of the potential conflict minerals in its products. With respect to the period covered, the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on EICC-GeSI Guidance and OECD Guidance, and involved the following:

1.
BK Technologies Corporation has established a management system for conflict minerals.

a.
BK Technologies Corporation has structured internal management to support supply chain due diligence.

i.
BK Technologies Corporation has adopted and implemented a conflict minerals compliance policy and procedures that are consistent with that of the EICC-GeSI Guidance, for its supply chain.

ii.
A cross-functional team has been formed to administer the conflict minerals management program (the “Conflict Minerals Team”). The Conflict Minerals Team is comprised of senior Company employees, including management, and is led by the Company’s Executive Vice President and Chief Financial Officer.

4843-6142-3849

b.
BK Technologies Corporation conducts surveys of its direct suppliers to determine whether the products they provide to BK Technologies Corporation contain potential conflict minerals, using the Conflict Minerals Reporting Template issued by the EICC and GeSI (the “EICC-GeSI Template”). We follow-up with suppliers that submit an incomplete response or a response that we determine contains inaccuracies, inconsistencies or red flags, or that otherwise provide a EICC-GeSI Template determined not to be suitable by us, in each case requesting the supplier to submit a revised EICC-GeSI Template or provide us with additional information. We follow up with other suppliers where determined to be appropriate by us.

c.
BK Technologies Corporation incorporates its conflict minerals compliance efforts into its contractual procurement terms and conditions. For example, BK Technologies Corporation’s purchase orders contain terms and conditions that require the supplier to certify that its product is “conflict free.”

2.
BK Technologies Corporation has designed and implemented a strategy to respond to identified risks. BK Technologies Corporation’s strategy includes the following:

a.
Findings of supply chain risk assessment are reported by our Conflict Minerals Team to the Conflict Minerals Team lead (our EVP & CFO) and the Company’s President.

b.
BK Technologies Corporation works with suppliers to identify and use alternate suppliers for any component deemed to include conflict minerals from a Covered Country.

c.
BK Technologies Corporation employees can report violations of its conflict minerals policies. BK Technologies Corporation has also provided training to relevant employees on its conflict minerals policies.

d.
BK Technologies Corporation has incorporated terms and conditions in its procurement documents (e.g., purchase order contracts), which require suppliers to certify their product to be conflict free.

3.
BK Technologies Corporation complies with Step 4 of the OECD Guidance through encouraging its direct suppliers to purchase from EICC’s Conflict Free Smelter (CFS) Compliant Smelters.

4.
BK Technologies Corporation complies with Step 5 of the OECD Guidance through making its conflict mineral reports (including this Report) available on its website.
The due diligence outlined above mitigates the risk that components necessary to the function or production of BK Technologies Corporation’s products are made from conflict minerals. BK Technologies Corporation is expanding its due diligence to improve upon the information gathered and further mitigate any risk that BK Technologies Corporation’s products contain any necessary conflict minerals from Covered Countries. We intend to take the following additional steps to mitigate the risk that the necessary conflict minerals contained in our products benefit armed groups:

1.
Continue to encourage suppliers to source only from smelters and refiners that are compliant or active.

2.
Engage with suppliers that provided incomplete responses for 2020 to help ensure that they provide adequate information for 2021.

3.
Encourage the continuing development and progress of traceability measures at suppliers that indicated for 2020 that the source of conflict minerals was unknown or undeterminable.

4.
Communicate to new suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

As a result of BK Technologies Corporation’s due diligence efforts for the year covered by this Report, BK Technologies Corporation determined that its two-way land mobile radios, repeaters and base stations potentially contain conflict minerals. Two-way land mobile radios can be units that are hand-held or installed in vehicles. Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal and reducing or eliminating signal interference. BK Technologies Corporation has concluded in good faith that, with respect to two-way land mobile radios, repeaters and base stations, the potential conflict minerals that these final products contain are “DRC Conflict Undeterminable.”

Product Description

Based on BK Technologies Corporation’s due diligence, BK Technologies Corporation determined for the period covered by this Report that the BK Technologies Corporation products listed below have production processes which utilize potential conflict minerals, and that the final products are “DRC Conflict Undeterminable.”

1.
Products – BK Technologies Corporation designs, manufactures, and markets wireless communications equipment consisting of two-way land mobile radios, repeaters, base stations, and related components and subsystems. Two-way land mobile radios can be units that are hand-held (portable) or installed in vehicles (mobile). Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal, reducing or eliminating signal interference and enabling the use of one antenna for both transmission and reception. We employ both analog and digital technologies in our products. Our digital products are compliant with P-25 specifications. Our P-25 digital products and our analog products function in the VHF (136MHz – 174MHz), UHF (380MHz – 470MHz, 450MHz – 520MHz), and 700-800 MHz.

2.
BK Technologies Corporation, as a purchaser of finished components, and its suppliers of which it is aware, are several layers removed from the mining of any potential conflict minerals that may be contained in the products. Accordingly, BK Technologies Corporation is unable to determine the origin of these minerals with certainty.